Filed by Crown Castle International Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Global Signal Inc.
Commission File No.: 001-32168

Additional Information and Where to Find It

In connection with the proposed transaction, Crown Castle plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF CROWN CASTLE AND GLOBAL SIGNAL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CROWN CASTLE, GLOBAL SIGNAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Crown Castle and Global Signal will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Crown Castle and Global Signal, without charge, at the SEC’s website at http://www.sec.gov. These documents may also be obtained for free from Crown Castle by directing a request to Crown Castle International Corp., Investor Relations, 510 Bering Drive, Suite 600, Houston, TX 77057 or for free from Global Signal by directing a request to Global Signal Inc. at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427, Attention: Secretary.

Participants in the Solicitation

Neither Crown Castle nor Global Signal is currently engaged in a solicitation of proxies from the security holders of Crown Castle or Global Signal in connection with the proposed transaction. If a proxy solicitation commences, Crown Castle, Global Signal and their respective directors and executive officers and other members of management may be deemed to be participants in such solicitation. Information regarding Crown Castle’s directors and executive officers is available in Crown Castle’s Annual Report on Form 10-K for the year ended December 31, 2005, and the proxy statement, dated April 11, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Information regarding Global Signal’s directors and executive officers is available in Global Signal’s Annual Report on Form 10-K for the year ended December 31, 2005 and the proxy statement, dated April 12, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

CROWN CASTLE INTERNATIONAL Corp.

Crown Castle International and Global Signal Conference Call Transcript

October 6, 2006, 10:00 a.m. Eastern Time

Operator	Good morning, ladies and gentlemen, thank you for standing by. Welcome to the Crown Castle International and Global Signal conference call. At this time all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question and answer session. If anyone should require operator assistance during the conference, please press the star key followed by the zero. As a reminder, this conference is being recorded today, Friday, October 6, 2006.

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I would now like to turn the conference over to Jay Brown, Crown Castle’s Treasurer. Please go ahead, sir.

Jay Brown	Good morning, everyone, and thank you for joining us we discuss the Crown Castle and Global Signal merger that we announced earlier this morning. With me on the call this morning are John Kelly, Crown Castle’s Chief Executive Officer, and Ben Moreland, Crown Castle’s Chief Financial Officer, as well as Jerry Elliot, Global Signal’s Chief Executive Officer, and Steve Osgood, Global Signal’s Chief Financial Officer.

This conference call is going to contain a number of forward-looking statements and information based on management’s current expectations. Although the companies believe that the expectations reflected in such forward-looking statements are reasonable, it can give no assurances that such expectations will have proved to have been correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Information about the potential risk factors that could affect the company’s financial results are available in the press release and in the Risk Factor sections of the companies’ respective filings with the SEC. Should one or more of these or other risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

In addition, today’s call includes discussions of certain non-GAAP financial measures including adjusted EBITDA, recurring cash flow and recurring cash flow per share. Tables reconciling such non-GAAP financial measures are available under the respective sections of the investors sections of the companies’ websites. With that I’ll turn the call over to John. John.

John Kelly	Thanks, Jay, and thanks to all of you for joining us this morning as we discuss the very exciting news we announced earlier today.

As you saw, Crown Castle announced our definitive agreement to acquire Global Signal for approximately $5.8 billion in stock and cash including the assumption of debt. Global Signal shareholders will receive 1.61 shares of Crown Castle common stock for each common share of Global Signal or $55.95 in cash for each common share of Global Signal. The cash election is capped at $550 million in aggregate cash consideration, and assuming the maximum cash election, Crown Castle shareholders will own approximately 68% of the combined company, and Global Signal shareholders will own approximately 32% of the combined company.

We’re very pleased to be combining with Global Signal, who as you know, is the third largest tower operator and brings over 10,650 wireless tower sites to the combined company with 78% of these sites in the top 100 U.S. markets and almost 40% of their sites in the top 25 U.S. markets.

This transaction creates a lot of opportunities for Crown Castle. It is accretive, both near and long term, to recurring cash flow per share. It

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provides us with an enhanced opportunity for growth because of where Global Signal is in their evolution. It further diversifies our customer base while we will still enjoy 81% of the pro forma company’s revenue from investment grade accounts. And it positions Crown Castle to leverage our experienced management team and industry leading customer service across an unrivaled tower footprint and brings us skilled and dedicated employees at Global Signal.

I’d indicate that though on the chart this transaction also has synergies, and in a business like this, clearly it scales efficiently, this is not a transaction that’s being done for synergies; it is, and you’ll hear this in the comments that Ben and I are going to be making prior to the question and answer, this is all about growth and enhancing the growth profile by combining these two companies. So though there are synergies, that is not the reason why we would otherwise be doing this transaction.

I’ve talked about the benefits from Crown Castle’s perspective and joining me today, as Jay has indicated, is Jerry Elliott, Chief Executive Officer of Global Signal. I’ve just asked Jerry to comment briefly on his perspective from Global Signal on the combination. Jerry?

Jerry Elliott	Thank you, John. Good morning, everybody. Just a few thoughts for you about this combination. As John said, it is all about growth. As you think about what’s happening in this sector and in the wireless industry generally, whether it’s the build outs, they’re going to be following the AWS Spectrum auction that was just completed.

I know T-Mobile’s announcing their plans today. Leap laid out their plans yesterday. There’s obviously tremendous build out that’s going to come from the AWS Spectrum alone. The Sprint/Wi-Max for 4G build out’s going to provide a lot of opportunity in addition to the general growth and development of not only data but content generally in the wireless sector.

I also think about the opportunities provided to not only this sector but the wireless industry generally by a whole generation of Americans that are really growing up in a wireless-only world, and that is nothing but beneficial for not only the wireless sector, but for the tower companies in particular.

I think the combination of these two companies is going to enhance our ability to capitalize on those macro trends. It is a location driven business, and if you think about the Global Signal footprint, 63% of our towers today are in the largest 50 cities in the United States, 76% in the largest 100 cities. Those are the right locations because that’s where all the wireless traffic is which will continue to drive even more lease up and demand for space on those towers.

Secondly, as John said, customer service. What really drives the performance of these businesses after location is the service we provide to our customers. The combination of these two terrific and outstanding

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workforces is going to benefit not only the folks that work at our company, but it will continue to I think improve the growth trajectory of both companies going forward.

John Kelly	Thank you, Jerry. If we now turn to Page 5 you can see some of what Jerry and I have both been talking about, the very complementary nature of these two tower portfolios and how they come together.

A common theme with both Crown Castle’s tower portfolio and Global Signal’s tower portfolio is our industry leading concentrations in the top 50 and top 100 markets. Bringing these companies together creates a tower company with the most towers, over 16,000, in the top 100 BTA’s. And equally exciting for us at Crown Castle this combination adds seven new top 50 markets to our portfolio, enhancing our tower solutions for our customers so we’re quite excited about what we’re going to be able to offer to all of our customers in terms of solutions to the needs that they have for coverage, expansion as well as new application deployment.

This combination creates the number 1 tower operator in the United States with over 22,000 tower locations in the U.S. The pro forma company’s Q2 2006 annualized revenue is $1.2 billion with 76% of that revenue coming from the Big 4 wireless carriers.

Q2 2006 annualized adjusted EBITDA for the pro forma company is $659 million with $329 million of recurring cash flows.

As mentioned previously, this transaction will create the premiere tower company in the U.S. with the most U.S. towers located in the best markets. 73% of the pro forma towers will be in the top 100 BTA’s with 56% in the top 50 BTA’s. In fact, we will have as many towers in the top 50 BTA’s as any other tower company has in the top 100 BTA’s. This is clearly important because as new networks are deployed or new wireless applications are rolled out on existing networks, wireless carriers focus on the most populated areas first. We’re excited about the prospects of better serving our customers with the additional tower solution satisfying their network demands.

The pro forma company will have a very high quality diversified mix of revenues. 88% of the pro forma company comes from wireless telephony customers with 81% of the revenue investment grade. As depicted in the pie chart on Page 8, 76% of the pro forma company’s revenues come from the Big 4 wireless carriers which is the highest exposure of any tower company.

The combined companies’ superior tower footprint comes at a time when wireless carriers are focusing on improving their network quality while also enhancing their networks to deliver high speed wireless data service.

In addition, with the conclusion of the AWS auctions here recently, wireless carriers have begun to announce their network build plans, bringing brand

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new networks to many U.S. cities as announced by Leap earlier and the deployment of the new next generation technologies as announced by T-Mobile this morning with their 3G announcement. In addition to that, wireless carriers are also announcing new technology roll outs such as Sprint’s announced intentions to deploy 4G wireless broadband technology, and that’s in addition to the current wireless broadband deployment already underway by ClearWire.

With the most towers in the top 50 and top 100 BTA’s, Crown Castle is best positioned to assist wireless carriers with their growth initiatives. The first places to see new networks deployed for wireless applications introduced, as mentioned before, are urban markets and with the most towers in those markets, Crown Castle is ready to help by leveraging our people, systems and processes along with the new folks from Global Signal to enable our customers to deploy very quickly.

And then finally before I turn the call over to Ben, I would like to just make that one last point. As mentioned in the beginning, though there are certainly synergies in a combination such as this, it’s not the synergies that drove this transaction. This transaction is about growth and our focus on maximizing recurring cash flow per share. We believe this combination enhances our ability to achieve our long term goal of 20% to 25% growth in annual recurring cash flow per share and that is what drove our decision to merge with Global Signal.

With that, let me turn the call over to Ben Moreland who will discuss transaction details and the financial impact of this transaction.

Ben Moreland	Thank you, John, and we’ll move through this pretty quickly. Some of this is actually quite simple, which is nice.

On the transaction details, just some of the details as John was mentioning. It’s a stock exchange of 1.61 shares, Crown Castle shares, for every share of Global Signal, with an option for a shareholder of Global Signal to elect cash of $55.95, subject to a limitation, a cap, of $550 million or approximately 14% of the total consideration that could be taken up by Global Signal shareholders.

If you look at governance, we are very pleased to expand the Board by three members to include Wes Edens from Fortress, Bob Niehaus of Greenhill and David Abrams of Abrams Capital who will be joining our Board, and we are very excited to be the stewards ongoing of their investment, their very successful investment in the tower business.

We do anticipate post-closing to enter into a marketed secondary offering of approximately $600 million within 90 days after closing. Even post that liquidity event, Fortress will own the largest position in this company, approximately 10% of the company going forward, give or take, depending upon how the $550 million gets taken up on the cash election. And, again,

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we’re very excited to have them as a very vital contributor to this company and the Board going forward.

These three large shareholders of Global Signal have entered into a voting agreement where they’ve agreed to vote for the transaction to the extent of 40% of the outstanding shares. There is a breakup fee of 3.5% or approximately $140 million, representing 3.5% of Global Signal’s equity market value. Again, we expect the closing of the transaction to be in early 2007.

As John mentioned, pro forma for the transaction and assuming that the cash election is fully subscribed, Crown shareholders will own approximately 68% of the company going forward.

The financial highlights, and there are many but they are also quite simple as I was alluding to: First of all, this transaction is about growth, and when we think about that, it’s growth against an attractive relative share price and purchase price, in our view. We have stayed very consistent in our theme of taking actions which we believe maximize the long term recurring cash flow per share. You’ve observed over time how we’ve bought in approximately 30% of our company over time because we made the decision very carefully that that looked to us to be the highest returning activity for that cash in the company. We’ve even taken on leverage to do that.

We’re continuing that this morning. You notice it’s not an accident there’s cash in this transaction. We’re taking the company’s leverage to approximately 8 times, 8.2 times. Notwithstanding that, we are extremely comfortable with the balance sheet strength that the company will have.

But back to the growth prospects. Very simply put, we are doubling the size of this footprint of leasing opportunities in this company by issuing 50% additional shares roughly at multiple parity. Said another way, Global Signal’s EBITDA run rate today is roughly half of Crown Castle’s with double, twice the footprint, doubling the footprint of the company.

You can see that on Page 13. If you look at the contribution on the right-hand side of that page, just look at the gross margin per tower for example. 65% gross margin run rate per tower compared to Crown Castle. It’s a more immature portfolio. To us that suggests continued growth, substantial growth and the ability to enhance the growth rate, revenue, EBITDA and recurring cash flow per share for the new pro forma company and for that we are very excited.

You can be assured we’ve done a lot of work around the quality of this portfolio and the lease up potential of these sites, and it brings us to the conclusion that this transaction increases the likelihood of meeting our long term goal of 20% to 25% recurring cash flow per share growth.

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I’ll say there’s really three things that if any of which go our way, could actually be better than that 20% to 25% and that is clearly the integration and the lease up and the continued great efforts of both sides on continuing to accommodate customer demands and leasing these sites. We have necessarily and characteristically been conservative in our estimates there.

Our refinancing activities, we’ll talk about the balance sheet in a moment, but the refinancing activities that we are working on today if they go our way and you know our custom is to not give you that outlook or guidance until it actually occurs. If that goes our way, clearly that’s an enhancement to our outlook today and potentially synergies. We believe we’ve been very conservative in our view, and we will continue to be that because as John said, it’s not about synergies. This is about growing top line revenue and very efficiently translating that into recurring cash flow per share.

In the end, we think it’s a fairly simple transaction financially for people to understand. We’ve doubled the opportunity set of the company with literally a 50% increase in our share count and for that we are very excited.

Moving on to Page 14. Just looking at transaction pricing, you can sort of back into the math here. You can see that essentially paying multiple parity, about 24.5 times run rate EBITDA, Q2 annualized EBITDA. You can see the phenomenon expressed a different way in terms of the enhancement of the growth if you look at the firm value per tower or equity value per tower on the global signal comparison, 528 or 369,000 per tower compared to our own run rate. Again, that’s just the depiction of a more immature portfolio, but one again in which we believe has very significant growth opportunities based upon the very good locations in the top 100 and top 50 markets, as Jerry and John were mentioning. So again, another way of saying the same thing.

The growth rates we believe here are enhanced. We think the value, the relative value here is very fair. It worked out to be a 12% premium to the stock price recently of closing from Global Signal’s trading price. We think that’s very fair, and we think the combined company in terms of enhancement of the growth opportunities and the ability to serve our customers across this new expanded base is very significant.

Moving on to improved shareholder returns. I think that’s probably obvious. As we’ve talked about here for the last few minutes, again the lower run rates of the company result in lower equity capitalization per tower, if you will. That’s also true at the total capital per tower at the enterprise value level. So again, across a given level of revenue growth, we’ll drive a substantially higher return to our equity holders and as you know, we’ve expressed that and focused that based upon recurring cash flow per share and we think we have substantially enhanced the ability to grow recurring cash flow per share.

But, we always look at the “what do you have to believe” analysis. We always think about what do you have to achieve to be nowhere soft. And

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you’ve heard me talk about that with many of you over the years. If you want to look at it from the downside protection, think about it this way.

The portfolio we’re merging with here today in our judgment has to perform 70% as well as the Crown Castle towers will going forward in our judgment to be nowhere soft, to be break even, 70%. That’s a direct function of the lower run rates. Again $1 of revenue coming into that portfolio base creates more change in return than it does across our own. It’s fairly straightforward.

Again, 70% is our break even number, but we are much more optimistic than that. We certainly see more opportunity than that. The combined company then if you will frankly you de-risk the recurring cash flow growth rate. 85% approximately of the combined companies’ leasing has to occur compared to our own standalone case. So again, from a half full perspective or downside protection, we’re very, very comfortable that here we have built in probably more confidence around our long term outlook around growth.

Part of that is (moving on to Page 16) the optimized capital structure. The combined balance sheet of this new company is really a great match, in fact probably couldn’t be any better. If you look at the effort that the Global Signal team has gone through and frankly pioneering the whole securitized financing approach for tower portfolios by doing the very first transaction and then their follow on transaction and then our larger $1.9 billion transaction and then finally their $1.5 billion transaction around the Sprint towers, clearly the combined enterprise between the two companies has established this as the preferred method of financing most efficiently these companies going forward.

The combined company has over $3.7 billion of securitized tower notes outstanding today with an average coupon of 5.18% for at least four more years and half of that exposure is locked on our side, the $1.9 billion. As you know we’ve locked the underlying LIBOR index another five years beyond that so out a total of nine years. This results in an extremely efficient way to capitalize this business and maximize again the change in shareholder return based upon a given level of revenue growth.

You will see over time probably as we continue to grow EBITDA through the year 2007 we would expect this balance sheet to de-leverage rapidly. This would put us above what our target level of leverage is. As we continue to dialogue with the rating agencies, we’ll continue to update that thinking. But at 8.2, I would expect over time that would come down modestly over time, but you can be assured we will continue to approach the business as we have in the past.

Moving on to Page 17, John mentioned the combination of the pro forma snapshot, about $1.2 billion in tower revenue, about $1.3 billion in total revenue if you include our services business. It is neutral at the recurring cash flow line but for the dilution that occurs from the $550 million of new borrowings that we will take on to fund the cash election option, assuming

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that that occurs, and we are operating under the assumption that it will. That’s very consistent with what you’ve seen us do in the past.

Again, short term dilution from the increased interest expense for the benefit of buying the equity in for the long term growth prospects and the accretion long term is very consistent with what we’ve done frankly over the last three or four years and this is exactly in keeping with that and so we’re again very pleased to have the option here with the cash election and are very comfortable with the economics around that.

Moving on to the Page 18 pro forma capitalization. I mentioned a very strong balance sheet. 65% of the capitalization of the company’s still being equity capital today, 33% debt and small preferred outstanding, about 8.2 times debt to EBITDA and greater than two times interest coverage going in. Obviously that will improve rapidly going forward. So we are quite comfortable with where we stand pro forma for this transaction, and again it wasn’t by accident. We believe this is quite optimized from a capital structure perspective.

Just to wrap up before we turn it over to questions. This is a continuation of our strategy. It’s not about scale and synergies. It is about the opportunity to increase the growth rate and financial returns to our shareholders and better serve the growing demand we see from our customers in these top 100 markets.

We like the downside protection. Again the 70% statistic. If you believe the Global Signal portfolio only will perform 70% as well as ours, again we certainly don’t believe that, that’s your break even outcome. So we think from a downside protection we’ve certainly done our job to limit that and create substantial upside here for the reasons that we’ve discussed.

With that, I will be glad to turn it over back over to John, or perhaps we’ll just go on to questions.

John Kelly	Why don’t we, operator, open it up, queue up the questions at this point.

Operator	Thank you. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star key followed by the one on your pushbutton phone. If you would like to decline from the polling process, please press the star key followed by the two. You will hear a three-tone prompt acknowledging your selection. Your questions will be polled in the order that they are received. If you are using speaker equipment, you will need to lift the handset before pressing the numbers.

Our first question comes from Rick Prentiss with Raymond James. Please go ahead.

Ric Prentiss	Good morning, guys.

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Management	Good morning.

Ric Prentiss	A couple of questions for you on the transaction. First, you talked a lot about growth and the prospects for growth. Recently Global Signal and, Jerry, when we met at PCIA you addressed it. You wanted to see growth improve on your Global Signal portfolio, but you thought there was a lot of work required on the IT side and the customer service side. How is that progressing?

And from a Crown perspective, John, maybe you could address how when you guys looked at this transaction, how did you view the ability maybe to improve those things to get the growth materializing because, yes, Global Signal has less revenue per tower if you will or lower leasing trends, but how do you unlock that?

John Kelly	If I can just jump right in on that one, Rick, because clearly Jerry and his team have been working on operationalizing the asset acquisitions that they had done really predominantly, the Sprint sites acquisition that they’d done last year. And as we all know, that takes some effort, ensuring that you have the right systems in place to handle a company with greater than 10,000 towers versus a company with some 3,000 towers. As much as they have been making progress, in that particular regard, it does take some time.

One of the things that we looked at clearly was the opportunity to accelerate the potential of all of those towers by integrating them into our systems that we’ve been working on, as many of you on this call know, that we’ve been working on for the last five years in the largest integration and asset acquisition that we’ve done outside of the two smaller ones here in the prior two years, was really effectively finished around the 2001-2002 timeframe.

We’ve been in effect operationalizing the 11,000 towers for quite a while and have systems in place that scale very efficiently from the standpoint of our IT systems, the processes that we have our organization structure. This business does in fact scale, and that’s one of the things that I think we’re all aware of, and I think from Global Signal’s perspective, and certainly I’ll let Jerry speak for himself in that particular regard, that was one of the things that I think was intriguing from Global Signal’s perspective which was the ability to accelerate the potential of their tower footprint by merging it into a company that had already established all of the system processes and so forth.

Jerry Elliott	Rick, I’ll add a little bit to what John said, although John said it very well. We are and continue to work very hard at improving the systems process and procedures we’ve got around here, all with the objective of delivering better customer service and we are making a lot of progress. I’m very happy with what we’ve accomplished. To date our folks have done a terrific job and are dedicated to doing that. That being said, it’s still got a ways to go and requires a lot of time, effort and money.

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As we’ve spent time together with John and his team, as he said, one of the things that was particularly exciting to me was to be able to take really a quantum leap in operationalizing Global Signal. They went through at Crown Castle I think a very similar process to what we’re going through except that they did it three, four, five years ago so they’ve got everything already in place today. They’ve had all the learning, the painful lessons. That’s all behind them.

We’re in the early stages of that so I think when we take our real estate assets, our portfolio, apply the Crown Castle systems, processes and procedures on top of that, there’ll be a dramatic, as John said, acceleration in our ability to not only deliver great service, but ultimately drive the free cash flow growth that this transaction really is all about.

Ric Prentiss	And then, Ben, I think you said it when you talked about this transaction enhances the ability to achieve the 20% to 25% growth rates. Does that mean you guys weren’t comfortable with your base portfolio and does “enhances” just mean it gets you comfortable that you can achieve it or does “enhances” mean we should be looking at a higher number than 20% to 25%?

Ben Moreland	I thought you might ask that question, Rick. We debated that one. No, enhancing meaning it’s just mathematics. Our view being that you’re acquiring a portfolio that has 65% of the tower gross margin run rate per tower. Given our leasing prospects that we see across the Global Signal portfolio, back to the comments I made before, it’s just simple math. We see a higher growth rate on the acquired sites.

We in no means thought that our 20% to 25% statement was at risk in our own portfolio, continue to believe that. But again, if you were to believe similar growth in terms of revenue growth across the Global Signal portfolio as our own, the mathematics would suggest that the growth rate will be enhanced significantly.

That’s where I come back to our “what do you have to believe” comment because you know that’s how we operate and that’s back to the 70% break even number. So no, we were not concerned about our prior statements and we’re going to be always conservative in our outlook as we tell you. Again, a couple things that could go … three things that could go our way as I mentioned going forward. Leasing, refinancing and synergies all could potentially enhance that growth and I’d say it in that order.

Ric Prentiss	Final question for you guys. Can you talk a little bit about what was the trigger for doing the deal? What was the trigger for doing it now and using that equity per tower slide, does that mean there’s other tower companies that you would look at for large transactions?

John	Rick, I think the trigger clearly is we’re always vigilant about opportunities and clearly from the Global Signal perspective, and I’ll allow Jerry to talk

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about that, every company is otherwise looking at what is going to optimize their returns to their shareholders and what combinations are otherwise appropriate at any given point in time.

And in our particular case, we have always been very comfortable that scale in and of itself is not a reason to do any combination of tower companies. Because whereas expanding the scope of our product offering for our customers is in fact very exciting, it’s really a question of whether or not that combination is going to result in improved financial outlook for the combined company as opposed to just the pure notion of benefits from scale.

In our case, as you all know, we have been very disciplined about how we’ve otherwise approached this notion of consolidation in our industry by virtue of the fact that we’ve been very comfortable with the ability to grow this business organically as Ben just touched on in your question previously, Rick, about the longer term objective that we had of growing recurring cash flow per share at 20% to 25%. So we’ve been very comfortable with our ability to do that organically. But by the same token, if there was transaction that was available to us that was going to be additive in terms of the portfolio and where these locations were, because once again that’s very important to us.

We are very comfortable with our core portfolio, having acquired them predominantly from the A and B side cellular carriers and the urban nature of our portfolio, we’re very comfortable with how that has been able to drive our leasing activity and then correspondingly the financial performance over the last few years.

Tower for tower’s sake is not something interesting to us, but in Global Signal’s case, as previously mentioned, they happen to have some more towers, actually a little more on a percentage basis in the top 100 and top 50 BTA’s than we did and so the combination otherwise improved from our shareholders’ perspective ownership of towers in those particular locations. Then clearly the question was could we do a transaction that from our perspective was enhancing, additive from a financial perspective on a go forward basis?

The timing quite frankly was just simply that those stars aligned, and we were very excited to be able to realize this opportunity and be announcing it to you today.

Ben Moreland	We’ve always said euphemistically, and some of you have heard us say that, you don’t get paid for the run rate, you get paid for the lease up. And if you think about it, quite simply we’ve doubled the leasing footprint in this pro forma new company with 32% dilution and that’s pretty simple to understand.

Ric Prentiss	I was just trying to understand the trigger. Was it more what Jerry was saying that this gives Global Signal the ability to accelerate the fixes on the

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back office, customer service side or was it Global Signal really triggering the process or was it Crown Castle looking to get bigger? Just trying to figure out what the …

Jerry Elliott	Rick, it’s Jerry. We’re obviously not going to get into the exact blow by blow on the discussions, but I can tell you from my perspective, and John and Ben can comment from their perspective, I know many of you on the call know me well and have followed me around for a while and you know that I’m a very simple guy and the one thing I always obsess over is growing free cash flow and free cash flow per share. Very simply from my perspective this was a way to accelerate the growth and improve the trajectory of the free cash flow growth at Global Signal and that, from my perspective, is as simple as it was.

Ric Prentiss	The comment to Ben and John on any others out there in the wings if things align. If you look at equity value per tower, what are your thoughts on other transactions that might be out there or what would be the trigger to cause those to happen?

John Kelly	The one thing I would just simply say, jumping in on Ben, Ric, is I think what’s important for us to do at this juncture is focus on getting this transaction to close which we estimate to be in the first quarter. Certainly if that can be advanced, we are interested in doing that, but currently suggesting some time in the first quarter.

Then from that point forward clearly the important task, Ric, of integrating these two tower company portfolios because above all, what both of these companies are interested in is ensuring that we deliver against our objectives for the fourth quarter and also then making certain that we have properly integrated these so that this is a seamless transaction from our customers’ perspective. I think that’s what our focus needs to be on as opposed to looking for anything else.

Ric Prentiss	Good luck, guys. Sorry for getting some of you up so early in the morning.

Management	Thanks, Ric.

Operator	Thank you. Our next question comes from Jonathan Atkin with RBC Capital Markets. Please go ahead.

Jonathan Atkin	Good morning. So the transaction’s about growth. I guess for John mostly, can you be a little bit more specific on the top line growth or lease up trends that you anticipate in the merged company over the next couple of years?

John	In essence, Jonathan, the one thing I’ll indicate in that regard is that we don’t approach any portfolio acquisition without running that portfolio through our project SouthPointe to confirm what the lease up opportunities will be on that particular portfolio, and we did the same in this particular case.

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Though, I indicated to you that we’re picking up seven more top 50 markets and by definition would suggest that we didn’t have a very large presence in there, so may not have had project SouthPointe-related information on those towers in the Global Signal portfolio. In our process here over the last weeks we actually did in fact collect the data to be able to ascertain what the leasing prospects are in those particular areas.

What we did again is we modeled it on the basis of current technologies. We modeled it as we do our current situation which was current technologies, kind of current subscriber and usage trends, not necessarily focused on what is the impact of Sprint’s 4G announced plans, what will the final outcome be of T-Mobile’s announcement this morning and their deployment of AWS. What we tend to do is focus on what is in fact known to us today and what are the leasing prospects for the portfolio that’s in question.

So we did all that for the Global Signal portfolio, and what I can tell you is that we’re very comfortable with the opportunities that exist based on current technologies and how that is going to affect the financial results of this company on a go forward basis. We’ve been able to verify that for ourselves and are very comfortable with it. And then of course some of these announcements that are actually happening in real time today and yesterday are additive to what we were originally looking at when we ran the SouthPointe models.

What I can just tell you is that we’re excited about the growth prospects, and I think, Jonathan, that in addition to that by virtue of the large number that this company will have, it will make that one element of the discussion with new deploying carriers even that much easier because we’re going to have that much more that we can solve for them up front in the combined company portfolio where they’ll be dealing with one company in much more of their leasing needs because of what we’re able offer them pro forma in this combination.

Jonathan Atkin	But from a pure demand standpoint, SouthPointe data in the past has allowed you to kind of give a number for number of tenants per tower over kind of a three to five year time period. Is that number for the Global Signal portfolio similar to what you found with Crown, higher, lower? Can you comment in just a little bit more detail on that?

John Kelly	That number when we run it on an absolute apples-to-apples basis is just slightly lower than what we were seeing for Crown Castle’s base portfolio. But certainly from the standpoint of its ability to drive the financial objectives and goals that we otherwise have, absolutely no issue. It’s not substantially lower, and it really depends. It’s kind of a market by market definition, Jonathan, so in essence …

Ben Moreland	It’s enough to enhance the statement as we said before, the 20% to 25% growth because it’s growth against a base.

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John	Absolutely.

Jonathan Atkin	Understood.

John Kelly	And, as you know, the Global Signal portfolio is a combination of a few different portfolios. The majority of it of course is the very well located Sprint portfolio and then there’s some other aspects of the portfolio from earlier acquisitions. And in the Crown Castle core portfolio, it is predominantly the big cellular and T-Mobile’s PowerTel portfolios that we otherwise acquired to put together our core portfolio and that’s why it is slightly less. But definitely the growth profile from our standpoint, and we did look at it in great detail, is sufficient and very exciting from the standpoint of driving the financial goals.

Jonathan Atkin	Two real quick follow ups. The range you gave for cost synergies does seem quite conservative. Wondering how you arrived at the numbers that you gave out in the press release.

And then on the use of free cash flow going forward, given that Global Signal’s a REIT, you’re not, can you just clarify what you’re going to be doing going forward?

Ben Moreland	On the second question last, Jon, we’re anticipating that the merged company will be C-Corp going forward and we don’t have any current plans to declare a dividend. That’s always a topic for discussion with our Board, and we could certainly revisit that at some point in time.

We have found, as you know, our philosophy thus far that the investment of the capital either in assets or our stock is a higher returning activity than the dividend model.

On the synergies, we have been conservative because, frankly, you can afford to be. This is a transaction again not driven by synergies. This is as we’ve said about growth relative to a given base and the opportunities it provides to serve more customers. We always like to do “what do you have to get to” and frankly when we look at where you are, a couple of things. You don’t have to believe a lot of synergies. You don’t have to believe more leasing as a result of this combined company. You just don’t because from the shareholders’ perspective, this is a very compelling financial transaction that ultimately again given the progress we think we can continue to make on our own company and with the help of the Global Signal team make it with their portfolio, I think you’ll continue to see very significant growth.

Jonathan Atkin	Thank you very much.

Operator	Thank you. Our next question comes from Tom Lee with JP Morgan. Please go ahead.

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Tom Lee	Good morning, guys, and congratulations.

Management	Good morning, Tom.

Tom Lee	I have a couple of questions. One relates to future opportunities because between the Big 3 now, it’s like we keep hearing a gong and there’s one less. Between the Big 3 you collectively have about 60% of all individually free standing towers out there. I’m just curious to know, do you see opportunities in the future for the Big 3 to consolidate that percentage beyond 60% or so?

Secondly, as I heard you guys talk about the merger and the benefits, I was real curious about what you guys see as any of the real risks in this transaction. In other words, if there was something that is going to keep you up at night in this transaction, what specifically among the actual execution is that going to be?

Then secondly, when you think about the risks to this transaction, do those have any effect on your relationships with the carriers? Have you had any initial feedback? Have they in the past adjusted that actually combined, reducing the number of large scale tower operators would be a positive? Curious to hear your perspective. Thanks.

John Kelly	Alright, Tom. I guess I’ll just run down through the list over here. But on the first question relative to I think when you’re alluding to the Big 3, you’re talking about the Big 3 tower companies. Is that right?

Tom Lee	That’s right.

John Kelly	And whether or not there’s any more opportunity for consolidation between the Big 3 tower companies. I have no idea necessarily what the future might bring in that particular regard, but again from our perspective, it isn’t an absolute necessity that that in fact does occur. Beyond that though, there are what you’re describing as the Big 3 publicly traded tower companies pro forma of this transaction.

There are quite frankly a number of tower operators that are not public that continue to do a very good job of owning, operating and building new assets throughout the country because, if there’s one thing that is clear, it is the fact that there is going to continue to be more infrastructure needed to support the wireless applications of the future than is in place today.

I think there’s always the opportunity for further consolidation but is it among the “Big 3” tower companies? I have no idea what the future will bring in that particular regard and as far as we’re concerned at this point in time, we’re very excited about what we’re announcing today and we’re going to stick to our knitting about integrating that.

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You mentioned the issue about risks that keep us up at night. In any acquisition and combination of companies like this, the issues that you’re clearly always focused on is ensuring that the companies come together seamlessly, that there’s no disruption in service, that we are able to integrate these assets and ensure that we are delivering for both our customers and our shareholders. That’s something I think many of you know after having gotten to know us over the years, we obsess over.

We are very comfortable that our systems have progressed to the point where they can in fact accommodate this type of scaling and that maintaining a disciplined focus on all of the details associated with integrating these two companies and it’ll be a primary focus of mine I can tell you for certainly the next 12-18 months, ensuring that we don’t skip a beat in that particular regard.

That’s something that would keep me up at night, and that’s just by virtue of my personality. I worry very much about all the operational details in that particular regard, and I will continue to as we bring these companies together.

But I will tell you that it’s not that I will be lying awake sleepless, Tom, because I am comfortable that our systems are progressed to the point where we can do this.

With respect to the carrier reactions, I will tell you one of the things that we’re very focused on as a company is ensuring that everything we do is additive and helpful from a customer perspective. We do a customer satisfaction survey every quarter. We’ve been doing that for the last four years. We have not always been in the position that we are in and many of you that have been tracking this industry for a while do know that the relationships between tower companies and wireless customers have not always been phenomenal. It was more of a landlord/tenant relationship than it was a valued partner and supplier relationship.

We’ve worked very hard over the last four years to ensure that we have worked on that. Our whole company is about serving our customers at an optimum level. Tracking our results, we have been making very good progress in that particular regard and do in fact in the customer satisfaction surveys that we conduct, rank at the highest levels of this industry, the tower industry.

I would hope that the carrier reactions will be, and certainly I’ll be meeting with all of them in the next few days and weeks ahead, that the carrier reactions will be that what we’re able to do now is offer this expanded portfolio complemented by our processes and systems, as Jerry was mentioning earlier, that they now have access to these 11,000 towers without necessarily having to wait quite the period that it would have taken if Global was doing this on their own. They’ll be able to access these towers through

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our databases, through our internal processes, with our people that are working in our various different area offices.

We’re simply more established in running this size of a tower base than is the case at Global Signal so what I would hope they would saying is given what we have done as Crown Castle to date and the fact that this is going to continue to be a focus of ours which is optimized customer satisfaction, that they’ll be pleased with this transaction and that they will recognize this is an opportunity for them to be able to have this 1 company they can work with on a lot more of their solutions than they could have previously because we simply had only half the total towers in our portfolio.

Tom Lee	Gotcha, thanks. Very helpful, guys, and congratulations.

Management	Thanks, Tom.

Operator	Thank you. Our next question comes from Jim Ballan with Bear Stearns. Please go ahead.

Jim Ballan	Good morning. Thanks a lot. A few questions that I’ve got as well. Ben, can you talk for a minute about what this is going to mean for your stock repurchases in the short term and in the long term? As you know, I agree with you bringing your leverage up to 8 or 8 plus times and would love to see you keep it up there. But what are your thoughts on leverage and stock repurchases?

Ben Moreland	Well, let’s be clear. If this goes as we hope and expect it will, we’re purchasing $550 million worth of stock in this transaction so there’s a comparable amount of stock being purchased here in this transaction is what we’ve accomplished here in part of this year. Our focus remains the same on continuing to want to maintain what we think is a very reasonable level of leverage, but a level that drives optimum shareholder returns.

My view, Jim, as we’ve talked about before is it’s really going to be somewhat dependent upon the long term progress we as an industry make with the rating agencies. We are not about to go back to a level that would cause any of our shareholders any discomfort around the capitalization of this company and cause them to put a risk profile or risk premium back into the stock, so it’s a fine line, it’s a balance.

We continue to watch very closely lots of other metrics around comparable industries and capitalizations of recurring asset businesses and do believe that this business is a great candidate to continue to support reasonable levels of leverage and our view is we’re going to continue to push that point with the rating agencies, but we’re going to be a follower of their lead and frankly not a leader there. We don’t want to go out and do things that otherwise cause concern among our holders.

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At 8 times leverage as you see in this presentation, that’s about a 33% debt to enterprise value, 2 times interest coverage or so. That I might add, that’s before any benefit of refinancing our term loan and as you saw from the transaction, we’re anticipating we have a commitment to increase our term loan by $300 million and draw on the revolver to fund the $550 million. That’s certainly a commitment we have which we could avail ourselves of. Perhaps we’re successful in the securitization effort that we’ve talked about in the past as we continue to look at resizing our existing portfolio, our notes that are outstanding as well as putting some of these more recent smaller acquisitions into a pool. We obviously don’t count on that, but we continue to work on it.

Again, we will continue to monitor that, we share your view, but we will always do it in a way that we think is very, very prudent.

Jim Ballan	Okay. So I can try and pin you down a little bit. You talked about five to seven in the past. Here you are at 8. Can assume that you’re going to take that down a little bit over the next few quarters?

Ben Moreland	Yeah, I would think so. Absolutely, I would think that as we go through the integration process in 2007 and we continue to grow EBITDA, you will continue to see this sort of drive back down towards the 7 times level.

But you know, that doesn’t mean we’re necessarily out of the market. This combined company is going to produce, without giving you guidance for ‘07, is going to produce very significant levels of borrowing capacity even if you’re de-leveraging to 7 times as well as recurring cash flow that’s available to be spent outside the business.

Again, we are not at all changing our approach. In fact I think this is very consistent with our approach that we will be a buyer of our shares until we find things that are more attractive and we believe this transaction is in keeping with that. We think again the growth relative to the price for this opportunity is a very, very attractive proposition.

Jim Ballan	Got it. The securitizations both at Global Signal and at Crown Castle, these are all going to survive this transaction of changing control at Global Signal. There isn’t any risk of those having to be refinanced?

Ben Moreland	Oh, no, those all survive intact and move forward.

Jim Ballan	Okay, that’s great. One last question. Can you talk a little bit about the due diligence process? Obviously when Sprint was on the block last year, you had a good chance to look at those towers, but there’s also the remaining we’ll call them the old Pinnacle towers that there was sort of the material weakness in controls at Global Signal. Can you talk just a little bit about the process, maybe how long that diligence process went on and what you did there?

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Ben Moreland	I don’t know if we’ll get into a lot of detail around that particularly. Fundamentally it’s an asset business and it’s one, as John and Jerry have mentioned, we have systems as you know, Jim, and we feel we will ultimately be able to accommodate these assets in both our operating and financial systems at or shortly after the close that make us very comfortable just from a control environment, if that was your question. So from that perspective, not really a concern.

You mentioned the Sprint transaction was out there some 15-18 months ago. We certainly looked at it. I will say at the time we didn’t have our balance sheet in order. We hadn’t done our securitization. It made a material difference in the valuation of our business, and we availed ourselves to a large degree of that lower valuation by buying shares along the way. And while it’s maybe not quite a one-for-one proposition, you look at where we sit today and on the relative value equation and the statistics I’ve walked you through this morning, around the sort of what do you have to believe to be nowhere soft against doubling the footprint and the leasing opportunities in the marketplace in these top 100 markets, we think a very fair trade.

What I would also add is given the performance that Global Signal has accomplished on these assets, that went a long way to giving us comfort around their ultimate value as co-location opportunities. There has been a significant amount of leasing on these sites, and to us it appears that there is a significant amount of demand yet to come.

John Kelly	And just to punctuate the point, Jim. As you know we’ve been running our 11,000 towers now essentially with the exception of the two smaller acquisitions that we’ve done last year and this year, for the last five years or so and so there really isn’t an element of tower ownership and operation that we don’t understand because every portfolio has unique situations and you come across them and you work with them.

We certainly feel very comfortable that we knew all the right questions and all the right things to look at and did in fact focus on understanding the assets from the perspective of operating these assets post the close. I can tell you that we’re comfortable that we understand the assets and we understand what any unique issues some of the assets might have, as you’re pointing out, the original Pinnacle towers and so forth. We understand those because we spent the time to be looking at them.

Jim Ballan	Terrific. Thank you and congratulations to you all.

Management	Thank you, Jim.

Operator	Thank you. Our next question comes from Michael Rollins with CitiGroup. Please go ahead.

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Michael Rollins	Good morning.

Management	Good morning.

Michael Rollins	Just a couple questions. First, how long has SouthPointe been used to analyze acquisitions for you guys?

John Kelly	We’ve been using SouthPointe, and as you know it is an absolutely evergreen process because what we’re finding is every time we think we know kind of what the specific engineering objectives are for a particular carrier, as we work with them on identifying which towers specifically in our portfolio we should be preparing for them next, because that was the genesis clearly of Project South Point. It was ensuring that we were able to work with our customers on those sites that were of higher importance to them, ensuring that we were ready to be able to help them co-locate on that tower from a tower perspective, a compound perspective, so forth and so on.

As we work with our customers hand-in-had in that particular regard, we’re always finding new information that we then apply to Project SouthPointe to otherwise reflect what the leasing prospects are for the towers and better help us prepare the towers for those customers.

So an evergreen process, but what we’ve been doing is using it for the purposes of evaluating acquisitions for about the last three years.

Michael Rollins	Not to be redundant, but this question of what’s changed in your thinking to buy Global Signal and thinking about Global Signal, and Jerry correct me if this is not the right number. I think over 75% of the towers in Global Signal were acquired over the last 12-18 months. So is the question about what’s changed, is the thing that’s changed the most maybe your expectations for what carriers are going to do over the next 12 to 36 months or are there maybe some other variables that we should think about in terms of what’s changed because it just seems like if you look back over the last year, year and a half at least, the implied multiples of what was amalgamated into Global Signal were less than probably where it is today. Just trying to understand the catalyst for you today to make the buy decision versus maybe what’s transpired over the last 12 to 18 months as you’ve considered what to do with your cash flow and your balance sheet over that period of time. Thanks.

Ben Moreland	Michael, I guess I’d say from my perspective we’ve asked ourselves that same question, and it’s important to put everything in the proper perspective. During that time of assemblage of assets, we’ve spent over a billion dollars buying our own securities. So we’ve gotten the participation in that accretion of multiples that’s occurred in the entire industry to a substantial degree.

Again, the simple answer to your question is everything is relative so it’s not like we haven’t participated in that expansion in multiples and valuation of

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this industry. We’ve actually benefited our shareholders quite handsomely by taking the actions we’ve taken.

It’s also a situation of dealing with the facts that you’re dealt with that you have available to you at the time. Last spring of 2005 we were all consumed, frankly as you may remember, with refinancing this company. And it made a substantial difference in the way not only our direct cost of debt, but the way the equity was valued for our company and frankly for the industry following very closely on the great work that Global pioneered as I mentioned earlier.

We were really not in a position in our view to drive the kind of shareholder returns at that time until we had ultimately accomplished what we needed to accomplish. Remember, back in the high yield days you didn’t have the flexibility to buy stock, you had to buy assets. So we felt like that flexibility was something we wanted to use and gain. So it’s really a perspective of we have all participated materially as multiples have increased because we’ve been buying our own towers and going forward it’s a situation of you’re dealing with the facts and circumstances as you see them today in your opportunity set.

Clearly our valuation has come up to the point where again mathematics would suggest that with a higher valuation, your ability to influence that growth rate is diminished through buying shares. It makes other opportunities look better, and that’s again just the straight math.

As we look at that, we find ourselves in the situation where this looked, again the opportunity to double the footprint was 32% dilution because of the lower run rate creates a significant opportunity to enhance growth going forward.

Michael Rollins	Thank you.

Operator	Thank you. Our next question comes from David Barden with Banc of America Securities. Please go ahead.

David Barden	Hey, guys, thanks a lot. We covered a lot of ground, but I just want to ask a couple things. Number one was presumably going from a REIT to a C-Corp you’ll have access again to some of the NOLs that exist within Global Signal. If you could talk about how you plan to access those.

And then second is maybe either one of your guys, Jerry or Ben, in terms of the master lease agreements that you have here in terms of change of control provisions, what if any implications are there for aligning lease term, most favored nation lease pricing status, any kind of post-merger implications on that?

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The last would be, and again I guess you can tell there’s a few things people are kind of trying to focus on, which is this idea that if your perception or assertion is that adding Global Signal to Crown Castle is going to be accretive to the growth rate, I think that that would be what we call a non-consensus view about the growth rate of Global Signal.

Maybe the question would be if Global Signal thought they could achieve that growth rate themselves going from a discount to a premium growth rate, they probably wouldn’t have sold themselves for only a 12% premium and a like-for-like multiple with Crown Castle.

Therefore, what is it really about selling towers that haven’t been successful enough to be leased to the point of industry norm that you can actually do to accelerate that rate of lease up? Thank you very much.

John Kelly	David, this is John Kelly. I’m going to start with the bottom and then go up and let Ben answer the question about the REIT to the C-Corp and the NOLs. That clearly is perhaps a question on the minds of some based on just pure kind of financial results in any particular quarter as Global Signal has been integrating the assets that they bought over the last year.

What we were looking at clearly was what are the leasing prospects on these particular towers independent of any integration challenges that Global Signal might have been experiencing because it was a pretty tall order to integrate 7,000 into a company that had a little over 3,000.

So we were looking at this from the standpoint of leasing prospects and when you hear us talking about accretion to our growth rates, it’s because there are those prospects on these towers that when they are integrated into a company that has the ability to unlock that potential faster than what Global Signal is able to do on its own, this makes it a very compelling transaction for both us and for Global Signal.

Now your point in terms of the Global Signal question and certainly if I misstate, Jerry will jump in and will comment, but a question that a Global Signal management team and shareholder would have to ask is it appropriate to otherwise spend the next so many years, because this is not an activity that otherwise is remedied in a few weeks’ timeframe. You don’t just go off and buy something at your local electronics retailer to introduce new systems and software and processes and so forth. This takes some time to otherwise get to where we have taken Crown Castle over the last five years.

I would imagine that from Global Signal’s perspective, and again I will ask Jerry to comment on that, it was the question of do you otherwise make this yourself or do you merge this into a company where given the nature of the transaction, the significant stock element associated with it, you participate in that growth rate in the combined company, but otherwise have been able to accelerate your ability to unleash the potential of your towers because you’re bringing them into a company that already has all those systems and processes.

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I would just look to Jerry to see whether or not I’ve misstated any of the Global perspective on that.

Jerry Elliott	No, David, John’s stating it exactly correctly. From our perspective again I think about everything in the context of growing and driving free cash flow and free cash flow per share. So if you look at our ability to do that, this transaction significantly enhances not only the timing that we can grow free cash flow, I think ultimately it’ll improve the rate of that growth, but also just as importantly from our perspective, the probability of our chances of success. That’s simply put.

If you just look, for example John talked about SouthPointe and the benefits of those systems and information and processes that are brought to the Crown Castle business from SouthPointe. I was talking to John about this a couple of weeks ago. I said, John, how long did it take you build that. He said, three years. Well, that’s behind them. They’ve had it for three years now, four years. We’re just beginning down that road so that’s just one example. There’s many other examples on the operational side that punctuate the point of acceleration and probability of success for us, but from the combined companies I think in this case one plus one does equal two and a half for a lot of the reasons we’ve been talking about.

John Kelly	David, with respect to the other two questions, you asked a question about the master lease agreements that both companies enter into with their customer bases.

Certainly every one of the site leases that have been entered into to date under those respective master lease agreements continue to be governed by that original master lease agreement. So the carriers are otherwise not concerned about any specific change in that element of the relationship.

What every company that goes through one of these things does is we then sit down with the customers and we arrive at a new master lease agreement, in effect integrating from the one that perhaps Global has into ours or some variant on the two, reflecting the new pro forma tower company and what the opportunities are and how we and the customers otherwise look at things in that particular regard. So we’ll be working on that over the period.

Certainly at close, the agreements that would prevail would be Crown Castle’s. There’s no specific change of control perspective in the Global Signal agreements, but we’ll be sitting down with all of our customers and working on that as an opportunity, quite frankly, as we look to increase leasing with them.

Ben Moreland	Finally, I think if memory serves, there’s about $275 million NOL within Global Signal give or take and against our $1.8 billion so, David, as we go

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forward it will obviously be added in and we’ll not be a cash taxpayer for some time in the future.

With purchase accounting you basically value these assets and put them on the balance sheet and then start the depreciation over. Frankly, we haven’t gotten to that point yet of pro forma-ing what the tax position from a GAAP net income or loss looks like, but suffice it to say we are still a number of years out from paying cash taxes.

David Barden	Alright, guys. Thanks much. Congrats.

Operator	Thank you. We have time for one final question. It comes from Lale Topecuoglu with Goldman Sachs. Please go ahead.

Lale Topecuoglu	Hey, guys, just a few very quick questions. The first one, do you see any antitrust issues as it relates to the merger? And secondly would you reconsider visiting your Australian portfolio to focus more on the U.S. assets?

And the third one as it relates to going from a REIT structure to a C-Corp structure again. Ben, as you look forward, at what point would you consider dividends especially as it becomes really hard with high valuations to make sure buy back’s accretive? Thanks.

John Kelly	I guess I’ll take the first two here and then, Ben, you can comment on the question of dividends again. Lale, on the question of antitrust issues, and clearly we will be filing all of the appropriate documents and going through the appropriate reviews for this transaction, and there are certainly other comparable transactions to this one in the marketplace that have been approved so we don’t contemplate that there would be any issues in that particular regard based on all the precedents that have been set to date. But we will be working through the process as is customary in these types of combinations.

With respect to the Australian portfolio, it really has no this transaction has no … impact on Australia whatsoever. As we’ve mentioned before, when we were otherwise engaged in an evaluation of what the opportunities might be for that portfolio by virtue of some unsolicited requests that people had to look at those assets, we came to the conclusion quite frankly that our growth rates in Australia are such that we want to keep that portfolio. It is additive. Certainly it is smaller as a percentage of the overall company, Lale, and if that clearly was part of your question. I mean its total impact on the business is diluted. But by the same token, it’s a very good investment in our view for our shareholders by virtue of what we’re accomplishing down there, and there is no reason to otherwise divest that business because we have simply gotten larger in the United States.

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Our focus clearly is on the United States, and that’s where we will continue to be placing our primary focus, but I can tell you we are very excited about the prospects for our Australian business and continue to encourage them to do all the fantastic work that they’re doing down there.

Ben Moreland	On the share buy back versus dividends, if we are successful in what we believe will be the case here, is enhancing the growth rates of this business. As you’ve seen us behave before, our view is clearly notwithstanding the short term dilution from borrowing to buy shares, gee if you’re growing recurring cash flow 20% to 25% per year over an extended period of time, the long term accretion that occurs from borrowing 6% or less is tremendous as a long term investment.

Again, we evaluate that and always will against alternatives, other asset acquisitions as we’re sitting here today and demonstrating. But the approach would be the same and I would suggest that if we’re successful in enhancing the growth rate and if that is not reflected in the valuation, well then the opportunity is that much greater to the remaining shareholders that choose not to sell and we don’t hesitate for a minute to borrow in the very efficient structure we’ve established in the securitization market to arbitrage that valuation. It’s just that simple and we’ll continue to do that.

The time you’d see us really seriously consider the dividend would be when that growth rate slowed down and it becomes a very efficient way to maximize the valuation, again in a more typical REIT model and that’s very similar to our views that we’ve had over the last three years.

Lale Topecuoglu	Great. Thank you.

John Kelly	Once again we thank all of you for joining us here on this call this morning as we’ve reviewed what we find is a very exciting opportunity for Crown Castle going forward. And I can tell you, I’m very excited about getting on with the activities necessary to close the transaction, working through that over the next few months and focusing on as early a close as possible.

I can also tell you that we are both focused on achieving our fourth quarter objectives that we laid out in essence when we provided you our guidance for the year on our last call, so there is no change in our focus as a company to ensure that we are achieving our fourth quarter financial objectives and goals.

We will also be starting down the path of planning for this integration so that in essence this will be a smooth and seamless integration of these two companies so that in essence we can do what is of paramount importance in building value by increasing revenue and its corresponding recurring cash flow per share which is helping our customers by being in a position to offer them most efficiently the most towers in the top 100 BTA’s in the United States of any other tower company out there.

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I can’t tell you how excited I am to be able to be bringing that offer to our customers with everything that we’ve accomplished as a company to date and those are the kinds of things you’ll be hearing us talk about as we continue with calls into the future.

So with that, once again thank you all for joining us and I wish you a good day and, we’ll talk to you on our third quarter earnings call here in the next few weeks.

Operator	Thank you. Ladies and gentlemen, that will conclude the Crown Castle International and Global Signal conference call. We thank you again for your participation and at this time you may disconnect.

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